M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net Income (Loss)	$	13,417
Adjustments to reconcile net income (loss) to net cash		
used in operating activites:		
Changes in assets and liabilities:		
Depreciation Expense		267
(Increase) decrease in:		
Prepaid expenses		(407)
Increase (decrease) in:		
Accounts payable and accrued expenses		(7,442)
Net cash provided by operating activities		5,835
Cash Flows from Investing		
Purchase of Equipment		(1,926)
Net cash used in investing activities		(1,926)
Cash flows from financing activities:		
Contributions		26,045
Distributions		(39,300)
Net cash used in financing activities		(13,255)
Net decrease in cash		(9,346)
Cash, beginning of year		23,487
Cash, end of year	$	14,141
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements